UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Driftwood Ventures, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

262033103

(CUSIP Number)

September 12, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons Harris Toibb

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power1, [3] 1,800,768

	6.	Shared Voting Power Not Applicable.

	7.	Sole Dispositive Power 2,077,309[2,3]

	8.	Shared Dispositive Power Not Applicable.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,077,309 [2,3]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5% [2,3,4]

12.	Type of Reporting Person (See Instructions) IN

1 This amount does not include immediately exercisable warrants to purchase 276,541 shares of Common Stock.

2 This amount includes immediately exercisable warrants to purchase 276,541 shares of Common Stock.

3 This amount does not include (i) common stock which may be issued pursuant to certain senior convertible promissory notes issued on July 7, 2008 in the aggregate principal amount of $2,000,000 to Back Bay LLC by Driftwood Ventures, Inc. pursuant to a certain Note Purchase Agreement between Driftwood Ventures, Inc. and the purchasers signatory thereto dated July 7, 2008, as subsequently amended on July 15, 2008, on July 31, 2008, and as further amended August 12, 2008, and such promissory notes are not convertible unless and until a future financing occurs and then are convertible at such price of future financing, all as described in the Note Purchase Agreement, (ii) warrants issued by Driftwood Ventures, Inc. to Back Bay LLC exercisable into 1,818,182 shares of Driftwood Common Stock; which warrants contain customary limitations on the amount of warrants which may be exercised.

4 On the basis of 37,425,756 shares of Common Stock issued and outstanding.

Item 1.
	(a)	Name of Issuer Driftwood Ventures, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067

Item 2.
	(a)	Name of Person Filing Harris Toibb
	(b)	Address of Principal Business Office or, if none, Residence 6355 Topanga Canyon Boulevard, Suite 335, Woodland Hills, California 91367
	(c)	Citizenship USA
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 262033103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 2,077,309 [2,3]
(b) Percent of class: 5.5% [2,3,4]
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,800,768 [1,3]
(ii) Shared power to vote or to direct the vote Not Applicable
(iii) Sole power to dispose or to direct the disposition of 2,077,309 [2,3]
(iv) Shared power to dispose or to direct the disposition of Not Applicable

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 19, 2008
Date

Signature
Harris Toibb
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).